UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Nominees to the New Board of Directors of Oi Confirmed

Oi S.A. (“Oi” or the “Company”– Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), informs its shareholders and the market in general, that on this date, its controlling shareholder Telemar Participações S.A. (“TmarPart”) disclosed the following Notice to the Market:

“Telemar Participações S.A. (“TmarPart”) informs that it has received confirmation from the directors invited to become members of the new Board of Directors of Oi S.A. (“Oi”) that will be elected at a general shareholders’ meeting, to be duly held to deliberate, among other things, the adoption of the new bylaws of Oi, as disclosed on March 31, 2015.

The following are nominated to the new Board of Directors of Oi: José Mauro Mettrau Carneiro da Cunha, Sérgio Franklin Quintella, Fernando Marques dos Santos, Ricardo Malavazi Martins, Thomas Cornelius Azevedo Reichenheim, Rafael Luís Mora Funes, Francisco Cary, Vitor Gonçalves, Jorge Cardoso, Robin Bienenstock and Marten Pieters. Mr. José Mauro Mettrau Carneiro da Cunha will be nominated to be the Chairman of the new Board of Directors of Oi.

The mandate of the new Board of Directors will be until Oi’s general shareholders’ meeting that will approve the annual financial statements for the year ending on December 31, 2017.”

Oi will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Notice to the Market.

Rio de Janeiro, April 15, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2015

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo Title: Chief Financial Officer